

March 12, 2015

Jordan Starkman
Chief Executive Officer
Health Advance Inc.
3651 Linden Rd., Suite D155
Las Vegas, NV 89103

      Re: **Health Advance Inc.**
               Form 10-K for the Fiscal Year Ended July 31, 2014
               Filed November 12, 2014
               File No. 333-177122

Dear Mr. Starkman:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2014

Item 9A. Controls and Procedures

Report of Management on Internal Control over Financial Reporting, page 18

1.   Please amend your filing to include management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Note that you are not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, Lisa Sellars, Staff Accountant at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief